Exhibit 99.22

Section C from « 2007-2008 Budget – Budget Plan », May 24, 2007

Section C

The Government’s Budgetary and

Financial Stance

INTRODUCTION				C.3

1.	SOUND MANAGEMENT OF PUBLIC FINANCES			C.5

	1.1	Maintenance of a balanced budget and repayment of the debt		C.5

	1.2	Acceleration in the reduction of the debt load		C.9

2.	UPDATING OF THE FINANCIAL FRAMEWORK			C.11

	2.1	Budgetary revenue		C.11

		2.1.1	Own-source revenue excluding government enterprises	C.12

		2.1.2	Revenue from government enterprises	C.17

		2.1.3	Revenues from federal transfers	C.18

	2.2	Budgetary expenditure		C.20

		2.2.1	Adjustments to program spending in 2006-2007	C.21

		2.2.2	Maintaining disciplined management of spending	C.23

		2.2.3	Weight of spending in the economy at one of its lowest levels in 35 years	C.25

		2.2.4	Major investments in public infrastructure	C.26

		2.2.5	Debt service	C.29

	2.3	Consolidated organizations		C.31

3.	NON-BUDGETARY TRANSACTIONS			C.33

4.	CONSOLIDATED NET FINANCIAL REQUIREMENTS			C.37

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Introduction

This section of the Budget Plan presents the preliminary results for fiscal 2006-2007 and the government’s budgetary and financial stance for 2007-2008 and 2008-2009.

The information provided concerns:

•	consolidated financial and budgetary transactions for the period from 2006-2007 to 2008-2009, including the impact of the various measures announced in the present Budget;

•	the change in revenue and expenditure, as well as adjustments made since last year’s Budget;

•	capital investments, non-budgetary transactions and net financial requirements.

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1.	SOUND MANAGEMENT OF PUBLIC FINANCES

1.1	Maintenance of a balanced budget and repayment of the debt

The 2007-2008 Budget forecasts that a balanced budget will be achieved in each year of the financial framework. In 2006-2007, the additional profits made by Hydro-Québec and robust tax revenues made it possible to deposit an additional $500 million in the Generations Fund and to allocate $1.3 billion to the budgetary reserve.

Thanks to the allocation to the reserve, the government will be able to deposit an extra $200 million in the Generations Fund in 2007-2008, which will bring the sums accumulated in the fund to almost $2 billion as at March 31, 2009. Use of the reserve’s balance will help to balance the budget in 2008-2009.

TABLE C.1

Summary of consolidated budgetary transactions – 2007-2008 BudgetP

(millions of dollars)

	2006-2007		2007-2008	2008-2009
BUDGETARY REVENUE	60 305		61 016	61 269
% change	8.2		1.2	0.4
BUDGETARY EXPENDITURE
Program spending	-51 769		-53 802	-55 393
% change	5.2		3.9	3.0
Debt service	-6 967		-7 244	-7 158
% change	1.3		4.0	-1.2

Total	-58 736		-61 046	-62 551
% change	4.7		3.9	2.5
NET RESULTS OF CONSOLIDATED ORGANIZATIONS	260		30	182
Additional deposits in the Generations Fund	-500	[1]	-200
Allocation to the budgetary reserve	-1 300
Use of the budgetary reserve			200	1 100

CONSOLIDATED BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	29		0	0

Net results of the Generations Fund	578		653	740

CONSOLIDATED BUDGETARY BALANCE	607		653	740

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	Additional deposit stemming from the sale of Hydro-Québec’s interest in Transelec Chile.

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❑	$500 million deposited in the Generations Fund and $1.3 billion allocated to the budgetary reserve in 2006-2007

The present Budget confirms that a balanced budget was achieved in 2006-2007. Indeed, the budgetary balance for the purposes of the Balanced Budget Act shows a surplus of $29 million.

Since the 2006-2007 Budget, the government has recorded substantial additional revenue:

•	$1.5 billion from the profits of government enterprises, due mainly to the additional profits made by Hydro-Québec on the sale of its interests in certain enterprises;

•	$714 million in tax revenues, particularly because of the strong showing by the economy;

•	$219 million from federal transfers stemming from, among other things, the measures announced in the federal budget of May 2006.

TABLE C.2

Summary of consolidated budgetary transactions in 2006-2007

(millions of dollars)

	March 2006 Budget	Adjustments	May 2007 BudgetP
BUDGETARY REVENUE
Own-source revenue excluding government enterprises	42 347	714	43 061
Revenue from government enterprises	4 758	1 471	6 229

Total own-source revenue	47 105	2 185	49 290
Federal transfers	10 796	219	11 015

Total	57 901	2 404	60 305
BUDGETARY EXPENDITURE
Program spending	-50 873	-896	-51 769
Debt service	-7 205	238	-6 967

Total	-58 078	-658	-58 736
NET RESULTS OF CONSOLIDATED ORGANIZATIONS	177	83	260
Additional deposits in the Generations Fund[1]		-500	-500
Allocation to the budgetary reserve		-1 300	-1 300

CONSOLIDATED BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	0	29	29

Net results of the Generations Fund	74	504	578

CONSOLIDATED BUDGETARY BALANCE	74	533	607

P:	Preliminary results for 2006-2007.
1	Additional deposit stemming from the sale of Hydro-Québec’s interest in Transelec Chile.

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In addition, the government saved $238 million on debt service owing, notably, to lower-than-anticipated interest rates.

Overall, the additional revenue and savings totalling $2.7 billion have enabled the government to:

•	increase program spending by $896 million in order to finance, notably:

•	the additional costs arising from the pay equity settlement;

•	an increase in the envelope of the ministère de la Santé et des Services sociaux;

•	the recurrence of expenditures recorded at the close of 2005-2006, particularly in regard to the allowance for doubtful accounts at Revenu Québec;

•	deposit an additional $500 million in the Generations Fund;

•	allocate $1.3 billion to the budgetary reserve.

Given the increase in spending mentioned above, growth in program spending will reach 5.2% in 2006-2007.

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❑	A balanced budget maintained and $200 million deposited in the Generations Fund in 2007-2008

In conformity with the government’s budgetary stance, a balanced budget will be achieved again in 2007-2008.

For 2007-2008, growth in budgetary revenue amounts to 1.2%. This modest increase reflects, notably, the impact of the tax reductions granted to individuals and enterprises, announced in this and previous budgets. It also reflects the non-recurrence of the substantial profits made by Hydro-Québec in 2006-2007 on the sale of its interests in certain enterprises.

The impact of these factors is limited by the major increase in federal transfer revenues arising from the measures announced by the federal government over the past year.

Moreover, growth in program spending in 2007-2008 will be limited to 3.9%, which is less than the increase in nominal GDP, i.e. 4.2%.

In 2007-2008, the government will deposit an additional $200 million in the Generations Fund from the sums allocated to the budgetary reserve in 2006-2007. The government’s sound financial management and the additional profits earned by Hydro-Québec will thus make it possible to accelerate the reduction of the debt load in the economy.

❑	A balanced budget and disciplined management of spending in 2008-2009

A balanced budget will be achieved again in 2008-2009. The government plans to use the balance of the budgetary reserve, i.e. $1.1 billion. In addition, the government has set itself the objective of limiting program spending growth to 3.0%. For this purpose, it will pursue its efforts to modernize the government and to boost productivity and efficiency in the delivery of services. It will also continue to implement its plan to reduce the number of employees in Québec’s public service.

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1.2	Acceleration in the reduction of the debt load

The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund.

Dedicated exclusively to repaying the debt, the Generations Fund is financed by specific revenue sources, such as the water-power royalties paid by Hydro-Québec and private producers of hydro-electricity, the sale of certain assets and income generated by the investment of the sums making up the fund.

In presenting the Update on Québec’s Economic and Financial Situation last fall, the government announced the deposit of an additional $500 million in the Generations Fund thanks to the additional profits realized by Hydro-Québec on the sale of its interest in Transelec Chile.

The 2007-2008 Budget provides for new deposits of:

•	an extra $200 million in the Generations Fund in 2007-2008;

•	the government is also committed to depositing an additional $400 million per year, on average, in the Generations Fund from 2010-2011 to 2025-2026;

•	these sums will be derived from the additional profits to be earned by Hydro-Québec on its electricity exports, which will be made possible by the installation of new production capacities.

As explained in detail in Section I, a total of $41.7 billion will be accumulated in the Generations Fund by 2026. This corresponds to nearly half the debt accumulated over the past 30 years to fund current spending, i.e. an estimated $91.7 billion. A major step will thus have been taken toward restoring inter-generational equity.

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2.	UPDATING OF THE FINANCIAL FRAMEWORK

This section explains the adjustments made to the financial framework for 2006-2007 since the March 2006 Budget and presents the main factors affecting growth in the government’s revenue and expenditure.

2.1	Budgetary revenue

The government’s budgetary revenue should total $61.0 billion in 2007-2008, i.e. $47.8 billion in own-source revenue and $13.2 billion in federal transfers. Budgetary revenue should grow by 1.2% in 2007-2008 and 0.4% in 2008-2009.

TABLE C.3

Consolidated Revenue Fund

Budgetary revenue

(millions of dollars)

	March 2006 Budget		May 2007 BudgetP
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
OWN-SOURCE REVENUE
Own-source revenue excluding government enterprises	42 347	714	43 061	43 217	43 470
% change	3.2		4.5	0.4	0.6
Government enterprises	4 758	1 471	6 229	4 625	4 682
% change	6.7		36.8	-25.8	1.2

TOTAL	47 105	2 185	49 290	47 842	48 152
% change	3.6		7.8	-2.9	0.6
FEDERAL TRANSFERS	10 796	219	11 015	13 174	13 117
% change	8.3		10.5	19.6	-0.4

BUDGETARY REVENUE	57 901	2 404	60 305	61 016	61 269
% change	4.4		8.2	1.2	0.4

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

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2.1.1	Own-source revenue excluding government enterprises

❑	Major upward adjustments to tax revenues in 2006-2007

Preliminary results for fiscal 2006-2007 show that own-source revenue, excluding the profits of government enterprises, are revised upward by $714 million compared with the 2006-2007 Budget, bringing growth in this revenue to 4.5% compared with the previous year.

Revenue from personal income tax is up $827 million, an improvement that reflects notably:

•	robust tax receipts and the revision of the impact of the retroactive pay equity adjustments paid to government employees prior to March 31, 2007;

•	the adjustment to the distribution of source deductions and tax instalments from the Health Services Fund and the Régie des rentes du Québec to take actual data into account.

Contributions to the Health Services Fund are reduced by $256 million, essentially because of the offsetting of the above-mentioned adjustment to the distribution of source deductions to the benefit of personal income tax.

Revenue from corporate taxes is raised by $447 million because of the revision of the growth in corporate profits in 2006 and the recurrence of additional revenue received in late 2005-2006.

Revenue from consumption taxes is adjusted downward by $520 million.

•	Revenue from the Québec sales tax is decreased by $290 million, reflecting the downward revision of some of the taxable components of household consumption and higher growth in input tax refunds.

•

Revenue from the tax on tobacco products is down $184 million, reflecting essentially the impact of the implementation of the new provisions introduced in the Tobacco Act last May on the consumption of such products.

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•	Lastly, on account of high prices, the volume of fuel sold was lower than initially forecast, reducing revenue from the tax on such products.

Other revenues are adjusted upward by $216 million mainly on account of interest income and revenue from fines, forfeitures and recoveries, both of which were higher than expected.

TABLE C.4

Consolidated Revenue Fund

Change in own source revenue excluding government enterprises

(millions of dollars)

	March 2006 Budget		May 2007 BudgetP
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
Personal income tax	17 309	827	18 136	18 045	17 862
% change	4.2		10.3	-0.5	-1.0
Contributions to the Health Services Fund	5 331	-256	5 075	5 408	5 621
% change	4.0		0.6	6.6	3.9
Corporate taxes	4 349	447	4 796	4 618	4 608
% change	-0.8		0.2	-3.7	-0.2
Consumption taxes	13 108	-520	12 588	12 808	13 131
% change	3.6		1.2	1.7	2.5
Other revenues	2 250	216	2 466	2 338	2 248
% change	-0.1		-0.1	-5.2	-3.8

OWN-SOURCE REVENUE EXCLUDING GOVERNMENT ENTERPRISES	42 347	714	43 061	43 217	43 470
% change	3.2		4.5	0.4	0.6

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

❑	Growth limited by the impact of measures to reduce the tax burden in 2007-2008 and 2008-2009

In 2007-2008, own-source revenue, excluding government enterprises, will increase by 0.4%, or less than the rate of economic growth. This weak progression is explained essentially by:

•	the tax reductions announced in this and previous budgets regarding personal income tax and corporate taxes;

•	non-recurring revenue arising from the retroactive pay equity adjustments paid to government employees in March 2007.

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In 2008-2009, growth in own-source revenue, excluding government enterprises will amount to only 0.6%, or less than the increase in gross domestic product, essentially because of the impact of the personal income tax cut and the reduction in the tax on capital.

Change by source

Personal income tax, the main source of government revenue, should diminish by 0.5%, to $18.0 billion in 2007-2008.

•	In this fiscal year, the progression in income subject to tax will be more than offset by the impact of the fiscal measures announced in this and previous budgets and by the non-recurrence of:

•	revenue from the retroactive adjustments paid in regard to pay equity;

•	the distribution of source deductions in 2006-2007 in respect of previous years.

In 2008-2009, revenue from personal income tax should fall by 1.0%. If the impact of the tax cuts announced in this Budget is not taken into account, the change in revenue is compatible with the growth in income subject to tax.

Contributions to the Health Services Fund should total $5.4 billion in 2007-2008, an increase of 6.6%.

•	This growth is comparable to that of salaries and wages if the impact of the non-recurring downward revision stemming from the distribution of source deductions in 2006-2007 is excluded.

•	The growth rate anticipated in 2008-2009, i.e. 3.9%, will be similar to that of salaries and wages.

Despite an average increase of over 3% in corporate profits in 2007 and 2008, revenue from corporate taxes should decline by 3.7% in 2007-2008 and 0.2% in 2008-2009.

•	This stems from the substantial reduction in the tax burden of businesses in respect of both the tax on capital and income tax announced in this and previous budgets to foster economic growth.

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In 2007-2008, revenue from consumption taxes should climb by 1.7%. This weak growth reflects:

•

the impact of the agreement on a new fiscal and financial partnership concluded with the municipalities in spring 2006, which enables them to obtain, as of 2007-2008, a refund of part of the Québec sales tax they pay on their purchases;

•	the stagnation in revenue from the tobacco tax.

In 2008-2009, the increase of 2.5% in consumption tax revenue will keep pace with the progression in household consumption, once the weak growth in fuel tax revenue and the stagnation in tobacco tax revenue are taken into account.

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❑	Change in revenue compatible with economic growth

Overall, growth in own-source revenue, excluding government enterprises, is expected to be similar to nominal economic growth. Excluding the financial impact of the fiscal measures and certain non-recurring revenue, growth in own-source revenue for fiscal years 2007-2008 and 2008-2009 will be 3.6%, on average, a rate similar to the increase in nominal GDP.

TABLE C.5

Consolidated Revenue Fund

Change in own-source revenue on a comparable basisP

(millions of dollars)

	2006-2007	2007-2008	2008-2009
OWN-SOURCE REVENUE EXCLUDING GOVERNMENT ENTERPRISES	43 061	43 217	43 470
% change	4.5	0.4	0.6

Less:

2007-2008 Budget measures
- Personal income tax reduction		-295	-1 295
- Corporate tax reduction		-88	-208
- Other fiscal measures		-48	-32

2006-2007 Budget measures
- Personal income tax reduction	-75	-359	-382
- Other fiscal measures	-111	-57	-93

2005-2006 Budget measures
- Personal income tax reduction	-337	-365	-372
- Other fiscal measures	-250	-392	-483
Other factors[1]	452	-285	-265

Sub-total	-321	-1 889	-3 130

REVENUE BEFORE MEASURES	43 382	45 106	46 600
% change		4.0	3.3

Nominal GDP growth rate in %[2]		4.2	3.5
Elasticity in calendar year[3]		1.0	1.0

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	Includes, notably, the amounts arising from the reconciliation of source deductions for employers and self-employed workers, the impact of retroactive pay equity adjustments on revenue and the agreement on a new fiscal and financial partnership with the municipalities.
2	For the calendar year ending three months before the end of the fiscal year.
3	Elasticity between growth in revenue on a comparable basis and growth in GDP. For example, an elasticity rate of 1.0 means that 1.0% growth in GDP results in 1.0% growth in own-source revenue.

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2.1.2	Revenue from government enterprises

❑	Major upward adjustment in 2006-2007

The profits of government enterprises are adjusted upward by close to $1.5 billion for 2006-2007, notably because of the additional profits of $1.5 billion earned by Hydro-Québec, of which $944 million derive from the sale of its interests in certain enterprises. Moreover, Hydro-Québec made additional profits of nearly $400 million, mainly from foreign exchange gains and a decrease in its financing costs.

However, Loto-Québec shows a $133-million decline in profits that can be attributed primarily to the drop in revenue from the use of video lottery machines.

For 2007-2008, revenue from government enterprises is estimated at $4.6 billion. A slight progression in 2008-2009 will raise such revenue to $4.7 billion.

TABLE C.6

Consolidated Revenue Fund Change in revenue from government enterprises

(millions of dollars)

	March 2006 Budget			May 2007 BudgetP
	2006-2007	Adjustments		2006-2007	2007-2008	2008-2009
Hydro-Québec	2 500	1 543	[1]	4 043	2 545	2 500
Loto-Québec	1 524	-133		1 391	1 329	1 329
Société des alcools du Québec	702	8		710	745	785
Other	32	53		85	6	68

REVENUE FROM GOVERNMENT ENTERPRISES	4 758	1 471		6 229	4 625	4 682
% change	6.7			36.8	-25.8	1.2

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	Including profits of $944 million realized by Hydro-Québec on the sale of its interests in certain corporations.

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2.1.3	Revenues from federal transfers

For 2006-2007, revenues from federal transfers should reach $11.0 billion, or $219 million more than forecast in the March 2006 Budget. This increase is explained essentially by additional equalization revenues of $185 million stemming from the federal budget of May 2006.

For 2007-2008 and 2008-2009, it is anticipated that federal transfer revenues will be $13.2 billion and $13.1 billion respectively.

TABLE C.7

Consolidated Revenue Fund

Change in federal transfer revenues

(millions of dollars)

	March 2006 Budget		May 2007 BudgetP
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
Equalization	5 354	185	5 539	7 160	7 622
% change	11.6		15.4	29.3	6.5
Health transfers	3 605	44	3 649	3 698	3 653
% change	13.2		14.6	1.3	-1.2
Transfers for post-secondary education and other social programs	1 041	29	1 070	1 371	1 269
% change	0.7		3.5	28.1	-7.4
Other programs	796	-39	757	945	573
% change	-16.6		-20.5	24.8	-39.4

FEDERAL TRANSFERS	10 796	219	11 015	13 174	13 117
% change	8.3		10.5	19.6	-0.4

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

Federal transfer revenues are expected to climb by 19.6% in 2007-2008. This increase is due mainly to the changes to federal transfers announced in the March 2007 federal budget, notably the thorough reform of the equalization program.

Compared with the March 2006 Budget, equalization revenues have been revised upward by $1.6 billion in 2007-2008 and close to $1.9 billion in 2008-2009. Section D presents the changes made by the federal government to federal transfers, as well as the impact of these changes on Québec’s revenues.

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The slight decrease of 0.4% in federal transfers in 2008-2009 can be attributed essentially to the non-recurrence of income from five of the trusts established by the federal government in its May 2006 and March 2007 budgets. Québec’s share of these five trusts totals $704 million, of which $607 million will be used in 2007-2008 and $54 million in 2008-2009.

It should be noted that the provinces can use the funds set aside for them according to their needs and on the basis of a schedule that they themselves define, without exceeding the lifespan set for these trusts by the federal government. The income recording schedule chosen by the Québec government is shown in the following table.

TABLE C.8

Schedule for recording income from the trusts announced in the

May 2006 and March 2007 federal budgets

(millions of dollars)

	2007-2008	2008-2009	2009-2010	Total
Post-Secondary Education Infrastructure Trust	235	—	—	235
Public Transit Capital Trust	117	0	—	117
Affordable Housing Trust	187	0	—	187
Off-Reserve Aboriginal Housing Trust	26	12	—	38
Patient Wait Times Guarantee Trust	42	42	43	127

TOTAL	607	54	43	704

Note:	The Post-Secondary Education Infrastructure Trust must be used by March 31, 2008 and is accounted for in “Transfers for post-secondary education and other social programs”. The Public Transit Capital Trust, the Affordable Housing Trust and the Off-Reserve Aboriginal Housing Trust must be used by March 31, 2009 at the latest and are accounted for in “Other programs”. The Patient Wait Times Guarantee Trust must be used by March 31, 2010 at the latest and is accounted for in “Health transfers”.

The federal transfer revenues forecast in the present Budget does not include certain amounts announced in the last federal budget, notably for the human papilloma virus vaccine, the ecoTrust and labour market training. These amounts will be taken into account when the necessary decisions regarding all the details of their use have been made.

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2.2	Budgetary expenditure

For 2007-2008, budgetary expenditure should reach $61.0 billion, an increase of 3.9% compared with 2006-2007. This growth is below that of nominal GDP, which amounts to 4.2%.

Program spending will thus total $53.8 billion and debt service $7.2 billion.

For 2008-2009, the government plans to limit program spending growth to 3.0%. For this purpose, as mentioned above, it will pursue its efforts to modernize the government and to boost productivity and efficiency in the delivery of services. It will also continue to implement its plan to reduce the number of employees in Québec’s public service.

TABLE C.9

Consolidated Revenue Fund Change in budgetary expenditureP

(millions of dollars)

	2006-2007	2007-2008	2008-2009
Program spending	51 769	53 802	55 393
% change	5.2	3.9	3.0
Debt service	6 967	7 244	7 158
% change	1.3	4.0	-1.2

BUDGETARY EXPENDITURE	58 736	61 046	62 551
% change	4.7	3.9	2.5

Nominal GDP growth rate in %[1]	3.9	4.2	3.5
Inflation rate in Québec in %	1.7	1.8	1.8

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	For the calendar year ending three months before the end of the fiscal year.

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2.2.1	Adjustments to program spending in 2006-2007

Program spending in 2006-2007 stands at $51.8 billion, an increase of 5.2% compared with 2005-2006. This represents an upward revision of $896 million compared with the target of $50.9 billion set in the 2006-2007 Budget Speech.

This adjustment can be explained mainly by:

•	the recurrence of expenditures recorded at the close of 2005-2006, relating notably to the allowance for doubtful accounts at Revenu Québec;

•	the impact of the decision by the Commission de l’équité salariale to spread the wage adjustments arising from the pay equity settlement over seven payments made over six years;

•	the increase in the envelope of the ministère de la Santé et des Services sociaux to take into account additional costs for prescription drug insurance and medical services;

•	the increase in the envelope of the ministère de la Sécurité publique, notably due to the agreement reached with the police officers of the Sûreté du Québec;

•	the general election of March 26, 2007;

•	the increase in the envelope of the ministère de l’Emploi et de la Solidarité sociale, notably because of the funds allocated to forestry worker assistance.

It should be noted that if the spending increases related to the pay equity settlement and the general election are excluded, program spending growth amounts to 4.5%.

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TABLE C.10

Change in program spending in 2006-2007

(millions of dollars)

PROGRAM SPENDING OBJECTIVE PRESENTED IN THE 2006-2007 BUDGET SPEECH	50 873
Adjustments
Increase in the expenditure for the allowance for doubtful accounts at Revenu Québec	248
Impact of the spreading of the pay equity settlement over seven payments rather than eight	242
Additional spending at the ministère de la Santé et des Services sociaux	210
Additional spending at the ministère de la Sécurité publique	71
General election of March 26, 2007	69
Additional spending at the ministère de l’Emploi et de la Solidarité sociale	51
Other factors	5

Sub-total	896

REVISED PROGRAM SPENDING	51 769

Source: Secrétariat du Conseil du trésor.

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2.2.2	Maintaining disciplined management of spending

Program spending, including the cost of the measures announced in this Budget, will increase by 3.9% in 2007-2008, or $2.0 billion, to $53.8 billion. Most of this increase will be used to fund the priorities of health and education.

❑	Giving priority to health and education

Two thirds of the growth in program spending in 2007-2008 is being allocated to health and social services. This sum, which represents an increase of $1.4 billion, or 6.0%, will make it possible, notably, to cover the normal increase in system costs related, for example, to wage increases, while meeting health network costs such as medication expenses, the cost of new technology and the aging of the population.

TABLE C.11

Consolidated Revenue Fund

Program spending growth in 2007-2008P

(millions of dollars)

			Growth
	2006-2007	2007-2008	$M	%
Santé et Services sociaux	22 488.0	23 843.2	1 355.2	6.0
Éducation, Loisir et Sport	12 751.6	13 395.2	643.6	5.0
Other departments	16 529.4	16 563.8	34.4	0.2

TOTAL	51 769.0	53 802.2	2 033.2	3.9

P:	Preliminary results for 2006-2007 and forecasts for 2007-2008.
Source:	Secrétariat du Conseil du trésor.

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The budget of the ministère de l’Éducation, du Loisir et du Sport is also increasing by a substantial 5.0%, or an additional $644 million. This increase will make it possible to finance, notably, wage adjustments including the pay equity settlement and the additional investments of $120 million in post-secondary education.

CHART C.1

Giving priority to health and education

(breakdown of program spending growth in 2007-2008P)

F: Forecasts.

Source: Secrétariat du Conseil du trésor.

The increase of only 0.2%, or $34 million, in the budgets of the other departments, testifies to the government’s tight control of spending.

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2.2.3	Weight of spending in the economy at one of its lowest levels in 35 years

The forecast for program spending in 2007-2008 is once again in keeping with the disciplined approach that has enabled Québec to regain control of growth in public spending while improving services for Quebecers.

On account of this budgetary discipline, the weight of program spending in relation to GDP in 2008-2009 will be 18.1%, one of the lowest levels in 35 years.

CHART C.2

Program spendingP

(as a percentage of GDP)

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

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2.2.4	Major investments in public infrastructure

High quality, well maintained, cutting edge public infrastructure contributes directly to Québec’s economic prosperity. Therefore, the government recognizes the importance of allocating the resources needed to maintain and develop infrastructure.

❑	Five-year infrastructure renewal plan

The 2007-2008 Budget announces that a general infrastructure restoration and development plan will be tabled in the fall. For the five years of the plan, the government plans to invest $30 billion, notably to restore and develop schools, hospitals, roads and public transit facilities. Two thirds of the sums invested will be used to maintain assets and correct the maintenance deficit accumulated over the past few decades.

❑	Record investments of $6.4 billion in 2007-2008

In the first year of the plan, i.e. 2007-2008, the government’s total investments in infrastructure will reach a record-high $6.4 billion, 30.5% more than in 2006-2007 and more than double its average investments from 1997-1998 to 2002-2003.

CHART C.3

Capital investments

(government contribution, billions of dollars)

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❑	A responsible policy for maintaining assets

Over the past four years, the government has made unprecedented investments in order to buy new equipment and restore public infrastructure.

In addition, it introduced a new policy in 2004 to ensure that assets are adequately maintained. Accordingly, hospitals and educational institutions are allocated annually an envelope equal to 2.0% of the value of their immovables in order to ensure they are maintained in good condition. An envelope of 1.0% is being added in the health sector for functional renovation work.

The government is stepping up its assets maintenance efforts, with the result that investments made in 2007-2008 to maintain assets will be nearly double what they were in fiscal 2003-2004.

Additional investments are also being allocated to this revised envelope so that medical equipment as a whole can be replaced over a 10 year period. In addition, specific allocations are being granted to the health and education networks to replace and modernize computer equipment.

Moreover, with the tabling of the five-year plan, the government plans to extend in fall 2007 its assets maintenance policy, which currently covers hospitals and educational institutions, to public infrastructure as a whole, notably for water and sewer systems upgrading, municipal bridges and cultural infrastructure.

CHART C.4

Continued implementation of the assets maintenance policyP, 1

(government contribution, millions of dollars)

P:	Preliminary results for 2006-2007 and forecasts for 2007-2008.
1	Including the funds earmarked for preserving and improving the road system.

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❑	Unprecedented increase in the budget for preserving and improving the road system and its structures

In keeping with its commitment, the Québec government will have invested $1.3 billion in road infrastructure in 2006-2007. In 2007-2008, investments in the road system will be increased by $400 million, to $1.7 billion, of which $1.2 billion will be reserved for preserving and improving the road system and its structures. Moreover, investments in roads will be increased by an additional $300 million and will thus reach $2.0 billion in 2008-2009. For the next two years, the investment budget will be raised to $2.1 billion. From now until 2010-2011, a total of $7.9 billion will thus be invested in the road system.

By 2009-2010, the budget for the road system will have increased by 160% compared with the average budgets allocated from 1997-1998 to 2002-2003.

CHART C.5

Investments in the road systemP, 1

(government contribution, millions of dollars)

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	Including the funds earmarked for preserving, improving and developing the road system.

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2.2.5	Debt service

In 2006-2007, debt service should amount to nearly $7 billion, i.e. $4.3 billion for direct debt service and $2.6 billion for interest ascribed to the retirement plans.

Overall, debt service is revised downward by $238 million compared with the figure announced in the March 2006 Budget. Direct debt service is $222 million less than forecast, primarily because medium- and long-term interest rates were lower than anticipated and the Canadian dollar performed better than the yen and the US dollar. As for the interest ascribed to the retirement plans, it is $16 million less than forecast.

In 2007-2008, debt service should amount to $7.2 billion, an increase of 4.0%. It should remain at a comparable level in 2008-2009. This change can be explained mainly by the decline in the value of the Canadian dollar in relation to the various currencies that make up the debt, and by the increase in interest rates.

TABLE C.12

Consolidated Revenue

Fund Change in debt service

(millions of dollars)

	March 2006 Budget		May 2007 BudgetP
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
Direct debt service	-4 546	222	-4 324	-4 923	-5 182
Interest ascribed to the retirement plans	-2 659	16	-2 643	-2 321	-1 976

DEBT SERVICE	-7 205	238	-6 967	-7 244	-7 158
% change	5.2		1.3	4.0	-1.2

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

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❑	A smaller proportion of revenue is being devoted to servicing the total debt

The share of budgetary revenue devoted to total debt service, which includes the debt service of the Consolidated Revenue Fund and that of consolidated organizations, should stand at 12.3% in 2008-2009, compared with 17.7% in 1997-1998.

CHART C.6

Debt serviceP

(as a percentage of total revenue)

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.

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2.3	Consolidated organizations

For fiscal 2006-2007, the net results of consolidated organizations show a surplus of $260 million, an increase of $83 million compared with the results forecast in the 2006-2007 Budget.

For 2007-2008 and 2008-2009, the net results of consolidated organizations show surpluses of $30 million and $182 million respectively.

TABLE C.13

Consolidated organizations1

Summary of budgetary transactions

(millions of dollars)

	March 2006 Budget		May 2007 BudgetP
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
Own-source revenue	2 466	267	2 733	2 786	2 993
Federal transfers	956	-197	759	919	772

Total	3 422	70	3 492	3 705	3 765
Expenditure excluding debt service	-2 562	58	-2 504	-2 911	-2 709
Debt service	-683	-45	-728	-764	-874

Total	-3 245	13	-3 232	-3 675	-3 583

NET RESULTS OF CONSOLIDATED ORGANIZATIONS	177	83	260	30	182

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	Excluding the specified purpose accounts.

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3.	NON-BUDGETARY TRANSACTIONS

The government’s non-budgetary transactions consist of transactions that affect borrowing requirements but not revenue and expenditure.

For 2006-2007, consolidated non-budgetary requirements amount to $1.6 billion, an increase of $1.0 billion compared with the 2006-2007 Budget forecasts. This increase stems notably from the retroactive adjustments associated with the pay equity settlement paid to government employees in March 2007.

For 2007-2008 and 2008-2009, consolidated non-budgetary requirements remain high, i.e. $1.1 billion for 2007-2008 and $972 million for 2008-2009, owing to substantial capital investments in, among other things, the road system.

TABLE C.14

Summary of consolidated non-budgetary transactions1, 2

(millions of dollars)

	March 2006 Budget		May 2007 BudgetP
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
CONSOLIDATED REVENUE FUND
Investments, loans and advances	-1 497	-247	-1 744	-1 385	-1 409
Capital expenditures	-78	-8	-86	-113	-87
Retirement plans	2 257	161	2 418	2129	2 095
Other accounts	-5	-609	-614	-101	83

Total	677	-703	-26	530	682

CONSOLIDATED ORGANIZATIONS
Investments, loans and advances	2	-423	-421	-142	-124
Capital expenditures	-1 171	-137	-1 308	-1 867	-1 201
Other accounts	-77	247	170	388	-329

Total	-1 246	-313	-1 559	-1 621	-1 654

TOTAL NON-BUDGETARY TRANSACTIONS
Investments, loans and advances	-1 495	-670	-2 165	-1 527	-1 533
Capital expenditures	-1 249	-145	-1 394	-1 980	-1 288
Retirement plans	2 257	161	2 418	2 129	2 095
Other accounts	-82	-362	-444	287	-246

TOTAL CONSOLIDATED NON-BUDGETARY REQUIREMENTS	-569	-1 016	-1 585	-1 091	-972

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	A negative entry indicates a financial requirement and a positive entry, a source of financing.
2	The Generations Fund does not affect non-budgetary transactions.

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❑	Investments, loans and advances

For 2006-2007, consolidated financial requirements for investments, loans and advances amount to $2.2 billion. The forecasts for 2007-2008 and 2008-2009 stand at $1.5 billion.

For 2006-2007, financial requirements for the investments, loans and advances of the Consolidated Revenue Fund total $1.7 billion, an increase of $247 million compared with the forecasts in last year’s Budget. This increase can be attributed primarily to the fact that the government’s revenue includes all of the increase in Hydro-Québec’s profits, while only part of these profits were paid to the government as dividends.

Financial requirements arising from the investments, loans and advances of consolidated organizations grew by $423 million in 2006-2007 because of, among other things, additional investments made by Investissement Québec.

❑	Capital expenditures

For 2006-2007, financial requirements arising from the investments of departments, agencies and special funds amount to $2.5 billion. Taking into account a depreciation expense of $1.1 billion for these capital expenditures, the financial requirements associated with them total $1.4 billion.

TABLE C.15

Reconciliation of 2006-2007 capital investments and financial requirementsP

(millions of dollars)

	Level of investment	Depreciation	Financial requirements (capital expenditures)
Departments and agencies	-314	228	-86
Special funds	-1 612	578	-1 034
Organizations other than budget-funded organizations	-528	254	-274

TOTAL	-2 454	1 060	-1 394

P:	Preliminary.

These financial requirements are explained largely by investments of $1.3 billion in road infrastructure financed by the Fonds de conservation et d’amélioration du réseau routier. The additional investments in the road system also explain the increase in financial requirements in 2007-2008.

C.34

❑	Retirements plans

For 2006-2007, the retirement plans show a surplus of $2.4 billion, which reduces the government’s financing needs. This represents an increase of $161 million compared with the figure forecast in the last Budget.

For 2007-2008 and 2008-2009, the retirement plans help to reduce financing needs by $2.1 billion per year.

❑	Other accounts

The $362-million increase in consolidated requirements for other accounts is due mainly to the retroactive adjustments paid in March 2007 following the pay equity settlement. The impact of these adjustments on financial requirements was offset in part by the budgetary surplus allocated to the reserve.

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4.	CONSOLIDATED NET FINANCIAL REQUIREMENTS

Overall, net financial requirements represent the funds the government has to borrow in a given fiscal year to finance the budgetary balance and non-budgetary transactions.

As a whole, consolidated net financial requirements stand at $978 million in 2006-2007, $438 million in 2007-2008 and $232 million in 2008-2009.

•	The 2007-2008 Budget anticipates net financial requirements of $257 million in 2006-2007 for the Consolidated Revenue Fund. Net financial surpluses of $500 million are forecast for subsequent years.

•

The net financial requirements of consolidated organizations stand at $1.3 billion for 2006-2007, $1.6 billion for 2007-2008 and $1.5 billion for 2008-2009. These requirements arise mainly from investments made by the Fonds de conservation et d’amélioration du réseau routier.

•	The net results of the Generations Fund are $578 million for 2006-2007, $653 million for 2007-2008 and $740 million for 2008-2009.

TABLE C.16

Consolidated net financial requirements1

(millions of dollars)

	March 2006 Budget		May 2007 BudgetP
	2006-2007	Adjustments	2006-2007	2007-2008	2008-2009
Consolidated budgetary balance	74	533	607	653	740
Consolidated non-budgetary requirements	-569	-1 016	-1 585	-1 091	-972

CONSOLIDATED NET FINANCIAL REQUIREMENTS	-495	-483	-978	-438	-232

Including:
Consolidated Revenue Fund	500	-757	-257	500	500
Consolidated organizations	-1 069	-230	-1 299	-1 591	-1 472
Generations Fund	74	504	578	653	740

P:	Preliminary results for 2006-2007 and forecasts for subsequent years.
1	A negative entry indicates a financial requirement and a positive entry, a source of financing.

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